Exhibit 99.1

CureVac Files Patent Infringement Lawsuit in Germany Against BioNTech

TÜBINGEN, Germany/ Boston, USA – July 5, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”) today announced that it has moved to assert its intellectual property rights, accumulated over more than two decades of pioneering work in mRNA technology, which contributed to COVID-19 vaccine development. CureVac has filed a lawsuit in the German Regional Court in Düsseldorf against BioNTech SE and two of its subsidiaries, seeking fair compensation for infringement of a portfolio of CureVac’s intellectual property rights, EP 1 857 122 B1, DE 20 2015 009 961 U1,

DE 20 2021 003 575 U1 and DE 20 2015 009 974 U1, utilized in the manufacture and sale of Comirnaty®, BioNTech and Pfizer’s mRNA COVID-19 vaccine. CureVac does not seek an injunction nor intend to take legal action that impedes the production, sale or distribution of Comirnaty® by BioNTech and its partner Pfizer.

The CureVac intellectual property portfolio protects multiple inventions that are considered essential to the design and development of BioNTech’s SARS CoV-2 mRNA vaccine, among others. These relate to the engineering of mRNA molecules, including sequence modifications to increase stability and enhance protein expression, as well as mRNA vaccine formulations specific to SARS CoV-2 vaccines.

Over the last 22 years, CureVac developed proprietary foundational technology related to mRNA design, delivery and manufacturing that materially contributed to the development of safe and efficacious COVID-19 vaccines. CureVac considers the rapid development of these vaccines a tremendous achievement, with unprecedented positive impact for global public health. This achievement is based on decades of scientific research and innovation, supported by CureVac as the earliest pioneer in mRNA technology. Accordingly, CureVac’s intellectual property rights need to be acknowledged and respected in the form of a fair compensation to reinvest into the further advancement of mRNA technology and the ongoing development of new classes of life saving medicines.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH and CureVac RNA Printer GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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